GZITIC Hualing Holdings Limited
國信華凌集團有限公司

02 SEP -6 AM 9:12

23 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02049807

Dear Sir,

Re: GZITIC Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find the English and Chinese versions of the following documents for your record:

Name of Notice or Report	Circulation Date	Information Provided to
Announcement	20 August 2002	Stock Exchange / Newspaper

Thanking for your kind attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Ltd.

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Mr. Wong Hon Sum
Company Secretary

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995
http://www.hualing.com.hk

21/8/2002 China Daily.

GZITIC

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
UNUSUAL PRICE AND TRADING MOVEMENT AND RESUMPTION OF TRADING

The Company has been informed that an independent third party has expressed an interest to acquire all the 670,000,000 shares in the Company held by the GZITIC Group, which represent approximately 48.49% of the issued share capital of the Company. No legally binding contract and/or agreement has been entered into and no concrete terms and/or conditions have been finalized in respect of the acquisition.

At the Company's request, the Company's shares have been suspended from trading on the Stock Exchange from 3:40 p.m. on 19 August, 2002 onwards pending the issuance of this announcement. Application has been made by the Company for the resumption of trading of its shares from 9:30 a.m. on 21 August, 2002.

The Board of directors ("Board") of GZITIC Hualing Holdings Limited (the "Company") has been informed on 19 August 2002 through copy of a letter dated 17 August 2002 and issued by an independent third party (the "Proposer") of its interest to acquire all the 670,000,000 shares in the Company (the "Proposed Acquisition") held by Guangzhou International Trust and Investment Corporation ("GZITIC", together with its subsidiaries, the "GZITIC Group"), which represent approximately 48.49% of the issued share capital of the Company. The Proposer is an independent third party not connected with any director, the chief executive or substantial shareholders of the Company and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")). As at the date of this announcement, no legally binding contract and/or agreement has been entered into and no concrete terms and/or conditions have been finalized in respect of the Proposed Acquisition. As the Company understands from the GZITIC Group, no negotiation with the Proposer has commenced yet. As it is not certain at this stage whether the Proposed Acquisition will or will not proceed, and what percentage of shareholding will finally be involved, it is not certain whether a general offer for shares in the Company will or will not be made.

The Board will issue further announcement to keep the shareholders and potential investors informed of further developments of the Proposed Acquisition as and when appropriate in accordance with the Hong Kong Code on Takeovers and Mergers and the Listing Rules.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company as the aforesaid expression of intention may or may not lead to any agreement being reached.

The Board has noted the recent increase in the price and turnover of the shares of the Company and wishes to state that, save as in relation to above, the Board is not aware of any reasons of such movement.

Save as mentioned above, the Board confirms that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

At the Company's request, the Company's shares have been suspended from trading on the Stock Exchange from 3:40p.m. on 19 August 2002 onwards pending the issuance of this announcement. Application has been made by the Company for the resumption of trading of its shares from 9:30 a.m. on 21 August, 2002.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 20 August 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

21/8/2002 信報

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公佈
股價及交易異常波動及
恢復買賣

本公司收到通知有關一名獨立第三者表示有興趣收購由廣州信托集團所持有本公司670,000,000股，約佔本公司已發行股本的48.49%的股權，現時就此項收購並無訂立任何具法律約束力之合約及／或協議，亦未達成任何具體條款及／或條件。

在本公司的要求下，本公司之股份已由二零零二年八月十九日下午三時四十分起在聯交所暫停買賣，以待發表本公佈。本公司已申請其股份由二零零二年八月二十一日上午九時三十分起恢復買賣。

國信華凌集團有限公司(「本公司」)董事會(「董事會」)於二零零二年八月十九日收到由一封日期為二零零二年八月十七日的信件，由一名獨立第三者(「建議收購者」)發出，表示有興趣收購由廣州國際信托投資公司(「廣州信托」及其附屬公司、以下統稱為「廣州信托集團」)所持有本公司670,000,000股，約佔本公司已發行股本的48.49%的股權(「收購建議」)。該建議收購者為獨立第三者，與本公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見聯交所證券上市規則(「上市規則」))概無關連。直至本公佈日期，並無就該項收購建議訂立任何具法律約束力之合約及／或協議，亦未達成任何具體條款及／或條件。就本公司從廣州信托集團所理解，迄今並未與該建議收購者進行任何磋商，因此現階段並不知悉該項收購建議會否進行，或者最後將會涉及股本的百分比，現時亦不確定全面收購本公司股權會否進行。

董事會將遵照收購合併守則及上市規則之規定，於適當時候發出公佈讓股東及有意投資者知悉該項收購建議之進一步發展。

由於上述收購意向未必會達成任何協議，故本公司股東及有意投資者於買賣本公司股份時務須審慎行事。

本公司已注意近期本公司股份之價格及交投量上升，謹此聲明除以上所述外，本公司並不知悉導致有關變動之原因。

除上述披露者外，董事會謹此確認目前概無其他任何有關擬收購或變賣之其他磋商或協議須根據上市協議第3段須予披露，且董事亦不知悉任何足以或可能影響股價之事宜須根據上市協議第2段規定之一般責任而須予披露。

在本公司的要求下，本公司之股份已由二零零二年八月十九日下午三時四十分起在聯交所暫停買賣，以待發表本公佈。本公司已申請其股份由二零零二年八月二十一日上午九時三十分起恢復買賣。

承董事會命
董事長
陳小石

香港，二零零二年八月二十日

本公司各董事願就本公佈所載資料之準確性共同及各別承擔全部責任，其在作出一切合理查詢後確認，就彼等深知，本公佈所發表之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈作出之任何聲明產生誤導。